Doroni Aerospace, Inc



ANNUAL REPORT

11555 Heron Bay Blvd. Suite 200

Coral Springs, FL 33076

(786) 780-6035

https://doroni.io/

This Annual Report is dated May 6, 2025.

BUSINESS

Company Overview

Doroni Aerospace, Inc. (the "Company" or "Doroni" "we" "us" or "ours") is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. Our go-to-market product currently under development, the Doroni HI, is a two-seater personal eVTOL. We are targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ('FAA") and production targeted for 2027.

We were founded with the intention of delivering eVTOL technology directly to consumers, offering a safety centric mobility option that allows people to intuitively transport themselves at a fraction of the time possible with traditional automobiles. With commercial air taxi operations 2-3 years away, personal eVTOLs represent a paradigm shift in urban transportation with the potential to bring sustainability to our transportation ecosystems and efficiency to the way we commute, ship goods, and respond to emergencies and natural disasters.

Our mission is to democratize the power of flight. We ultimately envision that our eVTOLs will serve as a clean transportation solution for individuals, families, first responders, law enforcement, and the military. Simplicity and safety are among our core guiding principles, informing everything from product design, and customer/user experience, to scaling our technology. The Doroni HI-X eVTOL's easy-to-use control system, intuitive flight design, and quick deployment were engineered to simplify the inherent complexities of helicopter and airplane flight, potentially making it accessible without the need for a traditional, commercial heavy aircraft pilot's license that requires years of flight training.

Our global team possesses decades of cumulative experience in the aerospace, electronics, software engineering, and battery technology fields and has the ingenuity and drive to help get the industry off the ground. We believe the transportation sector, and the world at large, stands at an inflection point and we are positioning ourselves to deliver a disruptive technological change to commuter transportation.

We anticipate that we will operate direct sales channels primarily to first responders, police markets and high net worth flight enthusiasts, brand experience stores, pop-up locations in key U.S. and European markets, as well as online sales.

We were initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and converted to a Delaware C-Corporation on October 6, 2021.

Hl Pl: The H1 Pl ("Hl Pl") is a full-scale flying model and a fully working cockpit simulator with software avionics and computer systems. The Doroni Hl Pl is a two-seat personal eVTOL vehicle. Our team designed, built, tested, and successfully hovered and flew vertically and horizontally the 1850 lb. full-scale Hl Pl prototype.

Hl X: The current HIX eVTOL prototype ("Hl X") under development is the successor to three previous prototypes developed by the company - the Y6, XS, and Hl Pl prototypes.

Our target is to submit the Hl X to the FAA for certification and proceed to production in 2027.

Previous Offerings

Name: Series Seed-2 Preferred Stock

Type of security sold: Equity

Final amount sold: $1,789,056.56

Number of Securities Sold: 914,674

Use of proceeds: R&D

Date: October 15, 2024

Offering exemption relied upon: Regulation CF

Name: Series Seed-2 Preferred Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 28,475

Use of proceeds: StartEngine Equity Fee from Reg CF

Date: December 4, 2024

Name: Series Seed-2 Preferred Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 18,132

Use of proceeds: StartEngine Equity Fee from Reg CF

Date: March 27, 2025

Name: Series Seed-2 Preferred Stock

Type of security sold: Equity

Final amount sold: $1,319,041

Number of Securities Sold: 617,282

Use of proceeds: R&D

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

2024 Annual Period Compared to 2023 Annual Period Revenue, Cost of Goods Sold, and Gross Margin

For the year ended December 31, 2024 (the "2024 Annual Period") and the year ended December 31, 2023 (the "2023 Annual Period") we had no revenue, no cost of goods sold and no gross profit or loss.

Operating Expenses

Total operating expenses for the 2024 Annual Period were $3,560,925 compared to $3,324,944 for the 2023 Annual Period representing an increase of $261,253. The primary driver of the increase was stock based compensation expenses which increased by $633,648 as well as warrants in the amount of $42,659 that were issued in consideration for services rendered. All other expenses payable in cash decreased by $415,054, as management aimed to preserve cash by issuing employee stock options and warrants in lieu thereof. More specifically research and development expenses increased by $87,777 while general and administrative expenses increased by $349,030 due to the non-cash expenses described above.

Loss From Operations

Our loss from operations was $3,586,197 for the 2024 Annual Period, compared to $3,324,944 for the 2023 Annual Period.

Net Loss

Our net loss for the 2024 Annual Period was $3,586,103, compared to a net loss of $3,399,673, for the 2023 Annual Period.

Historical results and cash flows:

The Company is currently in the pre-revenues research and development stage.

We expect to continue to generate negative cash flow from operations and to fund our operations from sale of equity securities and/or debt. Assuming we can raise the funds needed to operate and grow the business as planned, we estimate that we will start delivering the H1-X to customers in 2027 and we expect to start generating positive cash flows from operations in 2028. Our estimates are based on various assumptions, including without limitation, our ability to obtain financing. We believe that our estimates are reasonable but there is no assurance that we will be able to raise the necessary funds and that our estimates regarding our cash flows from operations and free cash flow will come to fruition.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $388,053.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

No Debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Rami Arbili
Mr. Arbili's current primary role is with the Issuer
Position : Chief Operating Officer
Dates of Service: April 2025 -present
Responsibilities: Overseeing the day-to-day operations of the Company and together with the CEO and CFO , setting the strategy of the Company.

Other business experience in the past three years:

Employer: Doroni Aerospace, Inc.

Title: Director of Operations

Dates of Service: December, 2024 - March, 2025

Responsibilities: Responsible for the day-to-day operations of the Company

Employer: Self Employed

Title: Consultant

Dates of Service: October, 2024 - December, 2024

Responsibilities: Assisting start-ups and small businesses to develop and implement effective business processes

Employer: Pop Global

Title: CEO and COO

Dates of Service: October, 2022 - October, 2024

Responsibilities: Responsibilities included overseeing the day-to-day operations of the company and managing all strategy and business decisions.

Employer: Smartech

Title: Vice President, Americas

Dates of Service: December 2018 - September, 20242
Responsibilities: Responsibilities included overseeing the day-to-day operations of the company in North and South America

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Doron Merdinger

Amount and nature of Beneficial ownership: 49,585,000

Percent of class: 91.49%

Title of class: Class B Common Stock

Stockholder Name: Doron Merdinger

Amount and nature of Beneficial ownership: 1,000,000

Percent of class: 100%

RELATED PARTY TRANSACTIONS

Doron Merdinger, CEO, received salary of $236,400 for annual 2024.
Yoram Bibring , CFO, received fees amounting to $29,000 for annual 2024
Rami Arbili, COO, received fees amounting to $2,000 for annual 2024
Omer Bar-Yohay. Director, received fees amounting to $2,000 for annual 2024
Brian Weiner, former CFO, received fees amounting to $102,000 for annual 2024

OUR SECURITIES

The company has authorized Common Stock, Class A Common Stock, Class B Common Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock.

Common Stock

The amount of security authorized is 65,000,000 with a total of 57,186,044 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders; unless required by law, no cumulative voting.

Material Rights

There are no material rights associated with Common Stock.

Class A Common Stock

The amount of security authorized is 37,000,000 with a total of 12,462,370 outstanding on a fully diluted basis.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The amount of security authorized is 37,000,000 with a total of 12,462,370 outstanding on a fully diluted basis. (including 8,285,726 shares to be issued pursuant to outstanding stock options and 90,510 reserved for issuance pursuant to outstanding warrants 2,501,218 shares to be issued upon the conversion of Series Seed 1 Preferred Stock and 1,554,775 shares to be issued upon the conversion of shares of Series Seed 2 Preferred Stock).

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

Each holder of Class B Common Stock is entitled to ten votes for each share of Class B Common Stock held..

Series Seed-1 Preferred Stock

The amount of security authorized is 2,600,000 with a total of 2,501,218 outstanding.

Voting Rights

The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

Material Rights

The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

The Series Seed-1 Preferred Stock have preference, together with the Series Seed 2 Preferred Stock, in any distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, in an amount reflecting the original issue price of their shares.

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The aforesaid shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 20,400,000 with a total of 1,554,775 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights

The Series Seed 2 Preferred Stock do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (in which the Series Seed 2 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

The Series Seed-2 Preferred Stock have preference, together with the Series Seed 1 Preferred Stock, in any distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, in an amount reflecting the original issue price of their shares.

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-I Preferred Stock and Series Seed-2 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The aforesaid shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Voting Rights of Securities Sold in this Offering

The Series Seed 2 Preferred Stock do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (the "Class A Common Stock") (into which the Series Seed 2 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by written consent,

(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 24 shall survive the termination or expiration of this Subscription Agreement.

Dividend, Liquidation Preference, and Conversion Rights are detailed in Exhibit F of this offering document.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. We are offering Series Seed 2 Preferred Stock in the amount of up to $3,157,150.80 in this offering but may sell much less. This offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment. Erase this risk factor

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 6, 2025.

Doroni Aerospace, Inc

By   /s/ *Yoram Bibring*

     Name: Doroni Aerospace, Inc.

     Title: CFO

Exhibit A

FINANCIAL STATEMENTS

DORONI AEROSPACE, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Doroni Aerospace, Inc.
Coral Springs, Florida

Opinion

We have audited the financial statements of Doroni Aerospace, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 25, 2025
Los Angeles, California

DORONI AEROSPACE INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023

(USD $ in Dollars)

ASSETS		
Current Assets:		
Cash & cash equivalents	$ 388,053	$ 585,092
Restricted Cash	150,080	150,085
Prepaids and other current assets	85,306	389,975
Total current assets	**623,439**	**1,125,152**
Property and equipment, net	18,161	28,431
Right of use assets	151,528	303,057
Total assets	$ **793,128**	$ **1,456,640**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 38,833	$ 20,600
Credit card	22,465	62,940
Right of use liability, current portion	181,996	133,031
Other current liabilities	179,476	16,209
Total current liabilities	**422,770**	**232,780**
Right of use liability	-	186,547
Other long-term liabilities	42,010	150,000
Total liabilities	$ **464,780**	$ **569,327**
STOCKHOLDERS' EQUITY		
Common Stock, $0.00001 par, 65,000,000 shares authorized 55,291,044 shares issued and outstanding as of December 31, 2024 and 2023	$ 553	$ 175
Class A Common Stock, $0.00001 par, 37,000,000 shares authorized 30,141 and 0 shares issued and outstanding as of December 31, 2024 and 2023	1	-
Series Seed-1 Preferred Stock, $0.00001 par, 2,600,000 shares authorized 2,501,218 and 2,404,194 shares issued and outstanding as of December 31, 2024 and 2023	25	24
Series Seed-2 Preferred Stock, $0.00001 par, 20,400,000 shares authorized 932,806 and 0 shares issued and outstanding as of December 31, 2024 and 2023	9	
Additional Paid In Capital	9,927,803	6,901,054
Accumulated Deficit	(9,600,043)	(6,013,940)
Total stockholders' equity	**328,348**	**887,313**
Total liabilities and stockholders' equity	$ **793,128**	$ **1,456,640**

See accompanying notes to financial statements.

DORONI AEROSPACE INC.
STATEMENTS OF OPERATIONS
FOR YEAR ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of services	-	-
Gross profit	-	-
Operating expenses		
Research and development	886,484	974,261
General and administrative	2,699,713	2,350,683
Total operating expenses	**3,586,197**	**3,324,944**
Net Operating loss	**(3,586,197)**	**(3,324,944)**
Interest expense	-	(74,927)
Other income/(loss)	94	198
Loss before provision for income taxes	**(3,586,103)**	**(3,399,673)**
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (3,586,103)**	**$ (3,399,673)**

See accompanying notes to financial statements.

DORONI AEROSPACE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

(USD $ in Dollars, except per share data)	Common Stock		Class A Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2022	55,315,128	$ 175	-	$ -	780,740	$ 8			$ 3,264,961	$ (2,614,267)	$ 650,877
Share adjustment	2,023	-	-	-	-	-		-	-	-	-
Issuance of Seed 1 - Preferred stock - Reg CF2	-	-	-	-	493,701	5		-	1,035,016	-	1,035,021
Issuance of Seed 1 - Preferred stock - Reg CF3	-	-	-	-	1,115,440	11		-	2,248,113	-	2,248,124
Issuance of Seed 1 - Preferred stock - Dealmaker	-	-	-	-	14,313	-		-	9,690		9,690
Offering costs	-	-	-	-	-	-	-	-	(171,042)	-	(171,042)
Share-Based Compensation	-	-	-	-	-	-	-	-	514,316		514,316
Net income/(loss)	-	-	-	-	-	-	-	-	-	(3,399,673)	(3,399,673)
Balance—December 31, 2023	55,317,151	$ 175	-	$ -	2,404,194	$ 24	-	$ -	$ 6,901,054	$ (6,013,940)	$ 887,313
Share adjustment	(26,107)	$ 378							$ (378)		-
Issuance of Seed 1 - Preferred stock - Dealmaker	-	-	-	-	97,024	1		-	173,432	-	173,433
Issuance of Seed 2- Preferred stock - Reg CF4	-	-	-	-			932,806	9	1,817,166	-	1,817,175
Cashless Exercise of employee stock options			30,141	1							1
Offering costs	-	-	-	-	-	-	-	-	(154,094)	-	(154,094)
Issuance of warrants									42,659		42,659
Share-Based Compensation	-	-	-	-	-	-	-	-	1,147,964	-	1,147,964
Net income/(loss)	-	-	-	-	-	-	-	-	-	(3,586,103)	(3,586,103)
Balance—December 31, 2024	55,291,044	$ 553	30,141	$ 1	2,501,218	$ 25	932,806	$ 9	$ 9,927,803	$ (9,600,043)	$ 328,348

See accompanying notes to financial statements.

DORONI AEROSPACE INC.
STATEMENTS OF CASH FLOWS
FOR YEAR ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

As of December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(3,586,103)	$	(3,399,673)
Adjustments to reconcile net income to net cash used by operating activities:				
Depreciation and amortization		161,201		15,759
Share based compensation expense		1,147,964		514,316
Issuance of warrants for services rendered		42,659		-
Write-off of fixed asset		598		-
Non-cash lease expense		-		12
Changes in operating assets and liabilities:				
Prepaids and other current assets		304,669		123,954
Accounts payable		18,233		(49,239)
Credit Card		(40,475)		31,784
Other liabilities		55,277		19,227
Net cash used by operating activities		**(1,895,977)**		**(2,743,860)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment				(38,162)
Net cash used in investing activities		**-**		**(38,162)**
CASH FLOW FROM FINANCING ACTIVITIES				
Lease Liability principle repayments		(137,572)		
Proceeds from issuance of stock, net of offering costs		1,836,504		3,121,781
Net cash provided by financing activities		**1,698,932**		**3,121,781**
Change in cash & cash equivalents		**(197,044)**		**339,759**
Cash—beginning of the year		735,177		395,418
Cash—end of the year	$	**538,133**	$	**735,177**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	(25,271)	$	(74,927)
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Stock issued as broker commission	$	53,671	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Doroni Aerospace LLC was formed on May 3, 2018, as a limited liability company in the state of Florida and subsequently converted to a corporation on October 6, 2021, in the state of Delaware. The financial statements of Doroni Aerospace Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Coral Springs, Florida.

The Company is a pre-revenue aerospace engineering and manufacturing company that has developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. The Company's go-to-market product, currently under development, the Doroni HL, is a two-seater personal eVTOL that is anticipated by the Company to be made available for public purchase, which anyone can own, fly, and park in a standard two-car garage. Doroni is targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ("FAA") ahead of Doroni's anticipated product launch at the beginning of 2027.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents exceeded FDIC insured limits by $288,061 and $485,177, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Desktop Computers and Laptops	3 years
Furniture & Fixtures	3 years
Tools, Machinery & Equipment	3 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer. The Company will earn revenues from sales of electrically powered vertical takeoff and landing vehicles.

Research and Development Costs

Costs incurred in the research and development of the Company's product are expensed as incurred. Research and development expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $886,484 and $974,261, respectively.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs incurred during the years ended December 31, 2024, and 2023 are $398,467 and $355,246, respectively.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,	2024		2023
Prepaid expenses	$ 12,452	$	33,931
Deposits	72,854		98,174
Escrow receivable	-		257,870
Total Prepaids and Other Current Assets	$ 85,306	$	389,975

Other current liabilities consist of the following items:

As of December 31,	2024		2023
Accrued Expenses	29,119		2,037
Refundable deposits from customers	150,000		-
Tax Payable	357		14,172
Total Other Current Liabilities	$ 179,476	$	16,209

4. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

As of Year Ended December 31,		2024		2023
Computers	$	23,191	$	23,191
Tools, Machinery & Equipment		20,892		21,490
Furniture & Fixtures		2,600		2,600
Property and Equipment, at Cost		**46,683**		**47,281**
Accumulated depreciation		(28,522)		(18,850)
Property and Equipment, Net	$	**18,161**	$	**28,431**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $9,672 and $15,759, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 65,000,000 shares designated as Common Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 55,291,044 Common Shares have been issued and outstanding.

Class A Common Stock

The Company is authorized to issue 37,000,000 shares designated as Class A Common Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 30,141 and 0 class A Common Stock have been issued and outstanding, respectively.

Series Seed-1 Preferred Stock

The Company is authorized to issue 2,600,000 shares designated as Series Seed-1 Preferred Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 2,501,218 and 2,404,194 Series Seed-1 Preferred Stock have been issued and outstanding, respectively.

Series Seed-2 Preferred Stock

The Company is authorized to issue 20,400,000 shares designated as Series Seed-2 Preferred Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 932,806 and 0 Series Seed-2 Preferred Stock have been issued and outstanding, respectively.

6. WARRANTS

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term	
Outstanding at December 31, 2023	-	$	-		
Granted	90,510		1.56		
Outstanding at December 31, 2024	90,510	$	1.56	$	4.25

The fair value of the warrants was estimated on the date of grant. The total value of the warrants was $42,659 and 0 on December 31, 2024, and December 31, 2023, respectively.

7. SHARE-BASED COMPENSATION

During 2022, the Company adopted its 2022 Equity Incentive Plan (which may be referred to as the "Plan 1"). The Company reserved 1,353,750 shares of its Common Stock to Plan 1, and, in giving effect to a 1:4 stock split effected by the Company, there were 5,415,000 shares of the Company's Common Stock allocated to Plan 1. This provides for the grant of shares of stock options, stock appreciation rights, and other stock-based awards to employees, non-employee directors, and non-employee consultants. During 2024, the Company decreased the pool of Plan 1 by 2,520,000 shares to 2,895,000 shares, and as of December 31, 2024, Plan 1 had no shares available for future grants.

During 2022, the Company adopted its 2022 Stock Plan (which may be referred to as the "Plan 2"). The Company reserved 3,304,000 shares of its Class A Common Stock, and pursuant to the Plan 2, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. During 2024, the Company increased the pool of Plan 2 by 8,051,734 and as of December 31, 2024, there were 3,570,008 shares available for future grants under the Plan 2.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of three years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.25%	4.23%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	
Outstanding at December 31, 2022	$	7,315,000	$	0.59
Granted		1,468,611		1.56
Exercised		-		-
Expired/Cancelled		(1,720,000)		(0.71)
Outstanding at December 31, 2023	$	7,063,611	$	0.76
Granted		5,467,115		1.09
Exercised		(81,250)		1.56
Expired/Cancelled		(1,768,750)		0.52
Outstanding at December 31, 2024	$	10,680,726	$	0.97

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.25%	4.23%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

8.   LEASES

In November 2022, the Company entered into a lease agreement to rent its primary business premises. The lease has an original period expiring on December 31, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term as of December 31, 2024, and 2023 is 1 year and 2 years, respectively.

The weighted average discount rate used for the years ended December 31, 2024, and 2023 was 10%.

Amortization expenses related to lease for both fiscal years ended December 31, 2024, and 2023 were in the amount of $151,529.

Interest expenses related to lease for the fiscal year ended December 31, 2024, and 2023 were in the amount of $25,271 and $39,684, respectively.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2024, are as follows:

For Year Ended December 31,		
2025	$	190,418
Undiscounted Lease Payments		190,418
Less: Present value discount		8,422
Total	$	**181,996**

9.   RELATED PARTY TRANSACTIONS

During the years ended December 31, 2024, and December 31, 2023, the Company engaged certain members of management as independent contractors rather than employees. The total payments made to these related parties for services rendered amounted to $147,324 and $68,090, respectively.

10.   INCOME TAXES

The provision for income taxes consists of the following:

As of December 31,		2024		2023
Net Provision for income tax	$	(950,317)	$	(900,913)
Valuation Allowance		950,317		900,913
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,		2024		2023
Net Operating Loss	$	(2,501,628)	$	(1,551,310)
Valuation Allowance		2,501,628		1,551,310
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had an estimated federal cumulative net operating loss ("NOL") carryforward of approximately $9.8 million. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

11.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from its operation in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 25, 2025, which is the issuance date of these financial statements.

In 2025, the Company issued 601,572 shares of Series Seed-2 Preferred Stock for gross proceeds of $1,294,000 before offering expenses.

On February 14, 2025, the Company entered into a share purchase agreement ("SPA") with a company based in the Kingdom of Saudi Arabia ("The Investor"). Under the terms of the SPA, the Investor will purchase a 40% interest in the Company in consideration for $30 million, of which $5 million will be invested at the closing of the transaction and the balance to be paid upon achieving agreed-upon development milestones. The closing of the transaction is expected to occur on or before May 31, 2025.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The Company has a net loss of $3,586,103, an accumulated deficit of $9,600,043, an operating cash flow loss of $1,895,977, and liquid assets in cash of $388,053. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

As detailed in Note 12 on February 15, 2025, the Company and the Investor signed the SPA, which management estimates will provide the Company with sufficient liquidity to ensure its ability to continue as a going concern for the next twelve months and beyond. The closing of the transaction is expected to occur on or before May 31, 2025.

Should the SPA transaction fail to close, there are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain a sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Yoram Bibring, Principal Executive Officer of Doroni Aerospace, Inc, hereby certify that the financial statements of Doroni Aerospace, Inc included in this Report are true and complete in all material respects.

Yoram Bibring

CFO